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FARO Technologies, Inc.
125 Technology Park
Lake Mary, Florida 32746

Dear Sirs:

We have audited the consolidated financial statements of FARO Technologies, Inc. as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 13, 1998. Note 1 to such financial statements contains a description of your adoption during the year ended December 31, 1997 of a change in the method of valuing inventories from the lower of cost (determined on the first-in, first-out method) or market value to the lower of average cost or market value. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,



DELOITTE & TOUCHE LLP

Jacksonville, Florida
May 15, 1998